EXHIBIT 99.24
                                                                   -------------



                                [GRAPHIC OMITTED]
                                 [LOGO - VIKING]


PRESS RELEASE
FOR IMMEDIATE RELEASE
AUGUST 21, 2003

VIKING ENERGY ROYALTY TRUST ANNOUNCES SECOND QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

CALGARY, August 21, 2003 - (VKR.UN) Viking Energy Royalty Trust (the "Trust") announces its results for the second quarter of 2003.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

                                                     SIX MONTHS ENDED JUNE 30        %       THREE MONTHS ENDED JUNE 30        %
(000'S, EXCEPT PER UNIT AND PER BOE (1) AMOUNTS)         2003            2003   change              2003           2002   change
---------------------------------------------------------------------------------------------------------------------------------
FINANCIAL                                     $       115,010  $       63,429      81%   $        60,966  $      33,805      80%
Revenue
---------------------------------------------------------------------------------------------------------------------------------
Funds from Operations (2)                     $        61,765  $       32,098      92%   $        31,534  $      17,706      78%
---------------------------------------------------------------------------------------------------------------------------------
Funds from Operations per Unit                $          0.82  $         0.60      37%   $          0.37  $        0.32      16%
---------------------------------------------------------------------------------------------------------------------------------
Net Income                                    $        38,372  $       11,724     227%   $        21,810  $       7,575     188%
---------------------------------------------------------------------------------------------------------------------------------
Net Income per Unit (3)                       $          0.46  $         0.22     127%   $          0.23  $        0.14      79%
---------------------------------------------------------------------------------------------------------------------------------
Cash Available for Distribution (6)           $        57,586  $       31,644      82%   $        29,265  $      17,475      67%
---------------------------------------------------------------------------------------------------------------------------------
Cash Available for Distribution, per Unit     $          0.76  $         0.60      27%   $          0.34  $        0.32       6%
---------------------------------------------------------------------------------------------------------------------------------
Distributions                                 $        52,754  $       29,752      77%   $        30,925  $      15,694      97%
---------------------------------------------------------------------------------------------------------------------------------
Distributions, per Unit (4)                   $          0.70  $         0.56      25%   $          0.36  $        0.29      24%
---------------------------------------------------------------------------------------------------------------------------------
Investor Netback per BOE                      $         18.66  $        13.95      34%   $         16.93  $       15.17      12%
---------------------------------------------------------------------------------------------------------------------------------
Debt (5)                                      $       147,183  $       92,768      59%   $       147,183  $      87,534      68%
---------------------------------------------------------------------------------------------------------------------------------
OPERATIONAL
Daily Production
---------------------------------------------------------------------------------------------------------------------------------
     Oil (bbls/d)                                      10,384           7,065      47%            11,681          6,975      67%
---------------------------------------------------------------------------------------------------------------------------------
     Liquids (bbls/d)                                     457             298      54%               537            285      88%
---------------------------------------------------------------------------------------------------------------------------------
     Natural Gas (Mcf/d)                               36,831          31,034      19%            40,392         32,363      25%
---------------------------------------------------------------------------------------------------------------------------------
     Total (BOE/d at 6:1)                              16,979          12,535      35%            18,950         12,654      50%
---------------------------------------------------------------------------------------------------------------------------------
Average Prices
---------------------------------------------------------------------------------------------------------------------------------
     Crude Oil ($/bbl, before hedging)        $         38.87  $        32.04      21%   $         34.34  $       35.44     (3%)
---------------------------------------------------------------------------------------------------------------------------------
     Crude Oil ($/bbl, after hedging)         $         36.14  $        32.44      11%   $         33.75  $       34.15     (1%)
---------------------------------------------------------------------------------------------------------------------------------
     Liquids ($/bbl)                          $         36.23  $        23.30      55%   $         36.37  $       27.93      30%
---------------------------------------------------------------------------------------------------------------------------------
     Natural Gas ($/Mcf before hedging)       $          7.33  $         3.56     106%   $          6.81  $        3.91      74%
---------------------------------------------------------------------------------------------------------------------------------
     Natural Gas ($/Mcf after hedging)        $          6.61  $         3.68      80%   $          6.33  $        3.86      64%
---------------------------------------------------------------------------------------------------------------------------------
     Total ($/BOE)                            $         37.41  $        27.96      34%   $         35.33  $       29.36      20%
---------------------------------------------------------------------------------------------------------------------------------

(1) BOE: barrels of oil equivalent - 6 Mcf of natural gas equals one barrel of oil.
(2) Management uses funds from operations or cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Funds from operations as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Funds from operations as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.
(3) Net income per Unit is calculated after the removal of interest payments to be made to Convertible Debenture holders of $3,565,000 for the six months ended June 30, 2003 and $1,924,000 for the three months ended June 30, 2003.
(4)  Declared distributions if Unit held throughout the period.
(5)  Year-to-date Debt for 2002 is at December 31, 2002.
(6)  See Note 6 to the Consolidated Financial Statements.

HIGHLIGHTS

High commodity prices and record production levels of 18,950 BOE per day, led Viking to its strongest quarter ever in terms of production, total revenue, total net income, total cash flow and total distributions declared. However, compared to the first quarter of 2003 commodity prices in the second quarter have weakened, and the increase in the value of the Canadian dollar relative to the US dollar, which gained nearly 8%, had a significant negative impact. These results were positively impacted by a full quarter of results from the acquisition of KeyWest Energy Corporation ("KeyWest") which was completed on February 26, 2003. Overall, the growth and strong prices resulted in Viking's net income of $38.4 million for the first six months of 2003 being more than double its net income for the entire year of 2002. Year-to-date cash flow of $61.8 million almost mirrored the cash flow for the entire year in 2002. Net income was also positively affected by a one-time adjustment reflected in a future income tax recovery resulting from the revision of estimates of future income tax rates. For the first six months of 2003 Viking has distributed $52.8 million, which represents 92% of cash available for distribution and 85% of cash flow.

The Trust continued to be active in the second quarter by completing a value-added asset acquisition for approximately $24.2 million in cash. This was funded through the proceeds of a successful public offering of eight million Trust Units at $6.30 per Unit, which was completed on May 29, 2003 for net proceeds of $47.7 million. The balance of the proceeds was used to strengthen the balance sheet by reducing debt.

ASSET ACQUISITION

Effective May 15, 2003, the Trust acquired a package of oil and gas producing properties. The principal producing property is the Alexis Unit located near Edmonton, Alberta, which is operated by the Trust. The cash consideration for the assets was $24.2 million, subject to final adjustments expected to be completed in the fourth quarter of 2003. An independent engineering evaluation has assigned established reserves of 6.5 Bcf of natural gas and 1.4 MMbbls of oil and NGLs to the acquired properties. Initial production from the properties was approximately 700 BOE/d of which 65% was comprised of natural gas.

Finding costs for the acquisition were $34,500 per daily flowing barrel and $9.64 per established BOE of reserves acquired, a cost that is in line with the industry. Management believes that a number of development opportunities exist in the acquired areas. Three gas wells are currently being completed with net production of approximately 2.5 mmcf per day, which is expected to be on production by the end of the third quarter. An additional two gas wells are planned for the third quarter.

ACQUISITION OF KEYWEST

This first-quarter transaction represents the most significant growth in Viking's history. The total cost of the acquisition was $326.3 million including deal costs and assumed debt. The cash portion of this acquisition was financed through the issuance of $75 million 10.5% convertible debentures (the "Convertible Debentures"). These have been well received, and as of June 30, 2003, Debentureholders had converted 702 Convertible Debentures into 96,825 Trust Units. The outstanding Convertible Debentures current market value is roughly $106 per Convertible Debenture, or $78.8 million in total, with a market yield of 9.9%.

The KeyWest properties have performed well in the second quarter given the unusually long spring break-up and drilling delays, having produced an average of 7,600 BOE per day since Viking acquired them in late February. For the second quarter, their contribution to the Trust's production was an increase of 49%. Having successfully integrated KeyWest's operations, management is in the process of evaluating and prioritizing related development opportunities and will begin development late in the third or early in the fourth quarter of 2003.

MANAGEMENT DISCUSSION & ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the six and three months ended June 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

Increased production levels combined with high commodity prices produced strong quarterly financial results for the Trust. Viking generated cash available for distribution of $57.6 million and $29.3 million for the six and three months ended June 30 respectively, compared with cash available of $31.6 million and $17.5 million for the same respective periods in 2002. Year-to-date distributions to Unitholders were $0.70 per unit, an increase of 25% on a per unit basis when compared with $0.56 per unit in the same period last year. The excess year-to-date cash available of $4.8 million funded 35% of the capital expenditures for the first half of 2003 of $13.9 million.

PRODUCTION

Daily production was a record 18,950 BOE in the second quarter this year, in line with our forecast. Compared to the second quarter of 2002, production was 50% higher, while year to date production increased by 35% over the same period last year. Quarter over quarter production for 2003 has also increased by 26%, which is mainly due to a full quarter of the KeyWest production and a partial quarter of the Alexis Unit production. Typically, the Trust experiences production decreases in the second quarter due to spring break-up, which restricts the accessibility of service rigs to the field. This year, break-up was unusually long and also delayed capital development activity until late in the second quarter. Production from the Alexis Unit helped to reduce the weather related impact of these production interruptions. On an ongoing basis, the Trust's production mix is forecast to be 65% oil and liquids and 35% natural gas.

Oil and NGLs have increased 29% over the first quarter of 2003, which is almost entirely related to the acquisition of KeyWest. Gas volumes increased in the second quarter by 22% over the first quarter in 2003, most of which is attributable to the Eastern Gas and Bashaw properties of the KeyWest acquisition as well as the Alexis Unit properties. Going forward, the Trust will continue to pursue and prioritize capital development opportunities with its goal to stabilize production rates.


OPERATING AND INVESTOR NETBACKS
INVESTOR NETBACK PER BOE                    YTD 2003         YTD 2002      % change       Q2 2003       Q2 2002      % change
------------------------------------------------------------------------------------------------------------------------------
Sales                                        $ 37.41          $ 27.96           34%       $ 35.35       $ 29.36           20%
Royalties & Taxes                               6.90             3.78           83%          6.50          4.21           54%
Operating Expenses                              8.00             7.85            2%          7.85          7.58            4%
Abandonment reserve                             0.20             0.20           --%          0.20          0.20           --%
------------------------------------------------------------------------------------------------------------------------------
OPERATING NETBACK                              22.31            16.13           38%         20.80         17.37           20%
------------------------------------------------------------------------------------------------------------------------------
G&A                                             1.46             0.92           59%          1.55          0.94           65%
Management Fees                                   --             0.59        (100%)            --          0.62        (100%)
Convertible Debenture Interest                  1.16               --          100%          1.12            --          100%
Interest Expense                                1.03             0.67           54%          1.20          0.64           88%
------------------------------------------------------------------------------------------------------------------------------
INVESTOR NETBACK                             $ 18.66          $ 13.95           34%       $ 16.93       $ 15.17           12%
==============================================================================================================================

SALES & PRICES

Oil prices dropped during the quarter as the Iraq government fell and some of the uncertainty of its impact on interruptions to the world oil supply subsided. West Texas Intermediate (WTI) oil prices for the quarter averaged US$28.91 per barrel, down 15% from the first quarter of 2003.

This price decrease was also combined with an increase in the value of the Canadian dollar relative to the US dollar, which gained nearly 8% over the first quarter of 2003 and was 11% stronger than the same period last year. A stronger Canadian dollar results in lower wellhead prices for oil. This had a significant impact of just over $3.4 million for the quarter alone on the net oil revenue realized by the Trust, or $0.04 per Trust Unit. For every $0.01 increase in the Canadian dollar, cash available for distribution per Trust Unit will decrease $0.02 per year. Viking's wellhead price for the quarter was $34.34 per barrel, a 23% decrease from the first quarter of 2003 and a 3% decrease from the second quarter of 2002. Of the Cdn$10.44 per bbl decrease from Q1 2003, the increase in the value of the Canadian dollar contributed $3.22 with the balance attributed to the drop in the WTI price. In addition, Viking's oil price differentials to Edmonton par widened slightly to approximately 85% in the second quarter. This is down from 90% in the first quarter, which is expected in the shoulder season.

The lower demand season is upon us, however, WTI oil prices are averaging US$31.00 in the wake of continuing political unrest and world events. The Trust is forecasting WTI oil prices to continue to average in the US$28.00-32.00 range for the balance of the third quarter. An ongoing volatile political climate and lower inventory levels should continue to support the oil price in the near future, offsetting the negative impact of the stronger Canadian dollar.

Natural gas prices received by the Trust in the first half of 2003, before hedging, have risen by 106% to $7.33 per Mcf compared with $3.56 per Mcf last year. However, the Trust's realized natural gas price of $6.81 per Mcf, before hedging for the second quarter, decreased approximately 15% from the 2003 first quarter price of $7.97 per Mcf. The AECO benchmark average daily spot price for the second quarter in 2003 was $6.82 per Mcf, down from an average of $8.21 per Mcf in the first quarter, reflecting the change in seasonal demand. In the third quarter, natural gas prices have softened to $5.83 per Mcf which will have a negative impact on cash flow, therefore impacting cash available for distribution.

The operating netback in the second quarter was $20.80 per BOE, a decrease of 14% from the $24.27 per BOE seen in the first quarter of 2003. However, year-to-date netbacks are $22.31 per BOE, which are 38% higher than the same period in 2002. These strong year-to-date netbacks are driven mainly by the sturdy commodity prices. Sales revenue per BOE, including hedging, increased by $5.99 per BOE, or 20%, compared to the second quarter of 2002. The majority of the increase for the second quarter is attributable to significantly higher natural gas prices over the same period last year. The overall year-to-date price gain, before hedging, of $13.22 per BOE was reduced by hedging losses of $3.24 per BOE. This compares to a hedging gain of $0.51 per BOE in 2002.

ROYALTIES & TAXES

Royalties and taxes of $6.50 per BOE for the quarter and $6.90 year-to-date are up 54% and 83% respectively over last year. These are driven by the increase in commodity prices and the higher freehold royalty properties acquired with KeyWest, producing an overall royalty rate of 16% for the Trust. In comparing the second quarter to the first quarter of 2003 on a BOE basis, royalties decreased 12%, which mirrors the drop in revenues.

OPERATING EXPENSES

Operating expenses on a BOE basis in the second quarter have dropped 4% from the first quarter of 2003 to $7.85 in the second quarter, reflecting a full quarter of KeyWest and lower power costs. Operating costs remain slightly above forecast resulting from a high number of workovers completed late in the second quarter after spring break-up. Operating costs are forecast to see a continuation of this moderately decreasing trend. However, these remain sensitive to increases in natural gas prices, which would drive electricity costs higher.

GENERAL & ADMINISTRATIVE EXPENSES

General and administrative ("G&A") costs on a BOE basis have increased by 59% to $1.46 in the first half of 2003 compared to $0.92 in the same period in 2002. G&A expenses were expected to decrease in the second quarter of 2003 with the addition of the KeyWest production for an entire quarter, however, the Trust saw an increase of $0.22 per BOE for the quarter. The main reason was due to a one-time severance cost which contributed to $0.16 of the $0.54 year-to-date increase and $0.29 per BOE of the increase in the second quarter. In addition, the contingent consideration of Trust Units to be issued as part of the internalization transaction contributed $0.05 per BOE on a year-to-date basis. The increase in G&A is more than offset by the elimination of the management fee due to the internalization of the manager, which resulted in a savings of approximately $0.80 per BOE or $2.5 million for the first six months of 2003. G&A expenses are expected to decrease on a per BOE basis over the remainder of the year as a result of increased production levels.

INTEREST EXPENSE & LIQUIDITY

Interest expense for the second quarter was $1.20 per BOE compared to $0.64 per BOE for the same period in 2002. The increase relates to the higher borrowing amounts related to the assumed debt from the KeyWest acquisition. In addition, the average borrowing interest rate increased from 3.92% in 2002 to 4.8% in 2003. The proceeds of $47.7 million from a public offering of Trust Units completed at the end of May was used to finance the $24.2 million asset acquisition and the balance was used to reduce debt. With the completion of the KeyWest acquisition, Viking increased its total borrowing base available to $225.0 million, up from $140.0 million at year-end. As at June 30, 2003, the Trust had total bank borrowings of $147.2 million, a decrease of $24.4 million from March 31, 2003.

This leaves the Trust with a strong balance sheet to fund the balance of the Trust's planned 2003 capital development program. The Trust's bank debt is a very manageable 1.3 times forecast 2003 cash flow.

INVESTOR NETBACK

Overall, a strong investor netback of $18.66 per BOE for the first six months of 2003 increased by 34% over 2002. Viking continued to benefit from relatively high sales netbacks and the elimination of management fees due to the internalization of the manager. This was partially offset by higher royalties, G&A and interest payments to Debentureholders. In the second quarter of 2003, investor netbacks have decreased by 19% from the first quarter relative to the softening of sales netbacks.

FUTURE INCOME TAXES & GOODWILL

The allocation of the purchase price for the acquisition of KeyWest has resulted in an increase in the future income tax liability of the Trust and an amount attributed to goodwill. The future income tax balance is determined as the amount calculated to be payable based on today's tax rate, multiplied by the difference between the fair value of the capital assets, and the tax pools estimated as at the acquisition date. This future income tax amount, when added to the purchase price, is greater than the fair value of the capital assets and results in the recording of goodwill on the balance sheet. Management will continue its review of the assets and liabilities acquired in the KeyWest acquisition, which may provide for minor changes in the allocation of the purchase price.

In the current quarter, a revision of estimated future tax rates has resulted in the recognition of a future income tax recovery of approximately $9.0 million. The revision of estimated tax rates is based on the Trust's tax structure and it's ability to provide an efficient method of distributing income to Unitholders.

CAPITAL EXPENDITURES

Total capital expenditures incurred year-to-date are $13.9 million. Of this amount, the cash portion is $12.8 million as presented in the consolidated statement of cash flows.

The capital expenditures incurred to the end of March 2003 were $6.0 million, of which the cash component was $4.4 million. In the first quarter of 2003, a successful 30-well in-fill gas-drilling program in Channel Lake was completed at a cost of approximately $1.5 million net to the Trust. The majority of the balance of the first quarter expenditures related to the Tweedie drilling program of 29 gas wells, which were tied-in and brought on production throughout the second quarter.

During the second quarter, the Trust incurred capital expenditures of $7.9 million. Late in the second quarter of 2003, three successful horizontal wells were drilled at the Bellshill Unit and brought onto production in July at a net cost to the Trust of $1.4 million. In the Bashaw area, an oil well was drilled at a net cost of $1.1 million, which was completed and brought on production early in the second quarter. A second well was drilled in the Bashaw area at a cost of $1.0 million and was also brought onto production in early July. In addition, late in the second quarter, the Trust carried out a very successful refrac and well re-activation program on 36 wells in the Eagle Lake, Whiteside and Smiley areas of Saskatchewan for a total cost to date of $1.3 million. One well was drilled in the Chin Coulee area for a total cost of $0.4 million. Viking also completed facility work in several areas for a total cost of $1.1 million. The balance of the costs in the second quarter related to maintenance capital in various smaller areas held by the Trust.

The Trust's entire capital budget for the year is still forecast to be in the order of $25.0 million and is focused on stabilizing the natural decline on existing properties. Currently, $4.0 million has been committed to capital development for the third quarter with the balance planned to be spent in the fourth quarter.

RISK MANAGEMENT - HEDGING PROGRAM

Viking has always had a very active hedging program aimed at stabilizing distributions by establishing support levels for commodity prices at or above the Trust's forecasts. This has been particularly important in the recent volatile market, which has been affected by political events as well as actual fundamentals. Details of the Trust's hedges are in the notes to the interim consolidated financial statements. During the three months ended June 30, 2003, the Trust realized hedging losses of $2.4 million (2002 - loss of $1.0 million) on its commodity hedges and on a year-to-date basis a loss of $9.96 million ($2002 - gain of $1.2 million). The Trust's goal is to protect a floor price of approximately US$25.00 per barrel for oil and Cdn$6.00 per Mcf for natural gas on up to 50% of its forecast production, while still leaving room for upside potential on the unhedged volumes. In the second quarter, as the price range of oil and gas averaged closer to this price range opportunity losses decreased. Viking also hedges a portion of its power usage, which resulted in a gain for the second quarter of $0.05 million (2002 - $0.03 million) and a year-to-date gain of $0.2 million compared to a loss of $0.03 million in the same period in 2002. Commodity gains or losses are reported as revenue and power hedge gains or losses are reported as part of the Viking's field operating expenses.

For the balance of 2003, the Trust has hedged 5,000 barrels per day, approximately 43% of its current oil production, using collars with an average Canadian floor price of $27.66 per barrel and an average Canadian ceiling price of $37.77 per barrel. Additionally, Viking has hedged 500 barrels per day of oil, or approximately 4% of its current oil production, at an average Canadian price of $33.04 per barrel. The Trust has also hedged an average of 11.1 MMcf per day or 27% of its forecast natural gas production at an average Canadian price of $5.94 per Mcf. A further 9.2 MMcf per day of gas, or 22% of current production, is protected through collars with an average Canadian floor price of $4.57 per Mcf and an average ceiling price of $7.17 for the balance of 2003. For 2004, the Trust has less than 10% of its overall forecast production hedged.

GOING FORWARD

The Trust has declared distributions of $0.11 per Unit to Unitholders of record for the months of July and August 2003. The August distribution will be paid on September 15, 2003 bringing 2003 year-to-date distributions declared to $0.92 per Unit, on target to meet its forecast of $1.32 per unit for 2003. Viking continues to be focused on projects that provide sustainable cash flows, supported by steady production and price protection through active hedging. With the internalization of its management and the acquisition of KeyWest completed, management of the Trust is focused on exploiting its existing property base to continue to achieve maximum Unitholder value. With the growth and opportunities from its acquisitions, strong commodity prices and a sound balance sheet through its prudent use of leverage, Viking remains committed to its goal of managing the Trust for long-term returns.

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
(UNAUDITED-THOUSANDS OF DOLLARS)

                                                        SIX MONTHS ENDED JUNE 30 THREE MONTHS ENDED JUNE 30
                                                               2003         2002         2003         2002
-----------------------------------------------------------------------------------------------------------
REVENUE
     Oil and natural gas                                  $ 115,010    $  63,429    $  60,966    $  33,805
     Royalties                                              (20,547)      (8,146)     (10,690)      (4,427)
-----------------------------------------------------------------------------------------------------------
                                                             94,463       55,283       50,276       29,378
-----------------------------------------------------------------------------------------------------------

EXPENSES
     Operating                                               24,593       17,812       13,535        8,729
     General and administrative                               4,473        2,098        2,674        1,078
     Management fee                                              --        1,338           --          719
     Other Expenses                                             103           --            3           --
     Interest                                                 3,160        1,509        2,067          731
     Capital and other taxes                                    635          428          522          415
     Depletion, depreciation and amortization                36,391       22,766       21,116       11,312
     Future income tax recovery (Note 10)                   (13,264)      (2,392)     (11,451)      (1,181)
-----------------------------------------------------------------------------------------------------------
                                                             56,091       43,559       28,466       21,803
-----------------------------------------------------------------------------------------------------------
NET INCOME FOR THE PERIOD (NOTE 9)                        $  38,372    $  11,724    $  21,810    $   7,575
===========================================================================================================
Accumulated earnings - opening                               43,052       26,141
ACCUMULATED EARNINGS - CLOSING                            $  81,424    $  37,865
=================================================================================

CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF DOLLARS)

                                                                                (UNAUDITED)    (audited)
                                                                                    JUNE 30  December 31
                                                                                       2003         2002
----------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Accounts receivable                                                          $  28,546    $  20,991
     Prepaid expenses                                                                 4,337        2,599
----------------------------------------------------------------------------------------------------------
                                                                                     32,883       23,590
----------------------------------------------------------------------------------------------------------

Capital assets (Note 2)                                                             686,720      365,512
Reclamation fund                                                                      3,559        2,944
Goodwill (Note 2)                                                                    73,988           --
Other investments                                                                     1,014        1,054
----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                      $ 798,164    $ 393,100
==========================================================================================================

LIABILITIES
Current liabilities
     Accounts payable                                                             $  27,721    $  17,301
     Unitholder and debenture distributions payable                                  14,180        5,472
     Due to Related Party - cash portion                                                 --        2,750
     Due to Related Party - Trust Unit portion                                          166        4,367
     Current portion of bank loan (Note 4)                                               --        7,731
----------------------------------------------------------------------------------------------------------
                                                                                     42,067       37,621
----------------------------------------------------------------------------------------------------------

Bank loan (Note 4)                                                                  147,183       85,037
Future income taxes (Note 2)                                                         89,013       38,130
Provision for site restoration (Note 2)                                               5,940        3,150
----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                   284,203      163,938
==========================================================================================================

UNITHOLDERS' EQUITY
Unitholders' capital (Note 5)                                                       727,480      424,734
Accumulated earnings                                                                 81,424       43,052
Accumulated Unitholder and debenture distributions (Note 7)                        (294,943)    (238,624)
----------------------------------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                                                           513,961      229,162
----------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY                                         $ 798,164    $ 393,100
==========================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED-THOUSANDS OF DOLLARS)

                                                                 SIX MONTHS ENDED JUNE 30  THREE MONTHS ENDED JUNE 30
----------------------------------------------------------------------------------------------------------------------
                                                                         2003        2002        2003        2002
----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                           $ 38,372    $ 11,724    $ 21,810    $  7,575
Add items not involving cash:
Depletion, depreciation and amortization                               36,391      22,766      21,116      11,312
Future income tax recovery                                            (13,264)     (2,392)    (11,451)     (1,181)
Other expenses                                                            266          --          59          --
----------------------------------------------------------------------------------------------------------------------
Funds from operations                                                  61,765      32,098      31,534      17,706
Changes in working capital                                             (2,107)       (791)      5,755      (8,649)
----------------------------------------------------------------------------------------------------------------------
                                                                       59,658      31,307      37,289       9,057
----------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of Trust Units (Note 5)                                       51,565      21,265      50,792         768
Issuance of Convertible Debentures (Note 8)                            75,000          --          --          --
Issue costs (Note 5)                                                   (6,057)     (1,262)     (2,687)       (150)
Convertible Debenture Interest                                            (16)         --         (16)         --
Unitholder Distributions                                              (45,755)    (29,440)    (28,096)    (15,142)
Bank Loan (Note 4)                                                    (23,224)     (4,013)    (24,444)     18,118
----------------------------------------------------------------------------------------------------------------------
                                                                       51,513     (13,450)     (4,451)      3,594
----------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisition of KeyWest Energy Corporation (Note 2)                    (72,641)         --        (438)         --
Acquisition of Landover Energy Inc.                                        --      (7,682)         --      (7,682)
Due to related party - cash portion and internalization costs          (2,853)         --          (3)         --
Acquisition and disposals of oil & gas properties (Note 3)            (22,259)      5,358     (23,654)      1,189
Capital development expenditures                                      (12,803)    (15,079)     (8,398)     (5,927)
Contributions to reclamation fund                                        (615)       (454)       (345)       (231)
----------------------------------------------------------------------------------------------------------------------
                                                                     (111,171)    (17,857)    (32,838)    (12,651)
----------------------------------------------------------------------------------------------------------------------
CHANGE IN CASH                                                       $     --    $     --    $     --    $     --
======================================================================================================================
The Trust paid the following cash amounts:
Interest                                                             $  3,501    $  1,511    $  2,287    $    734
Capital & Current Taxes                                              $    471    $    233    $    326    $    220
----------------------------------------------------------------------------------------------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002

1.       ACCOUNTING POLICIES

         These interim consolidated financial statements have been prepared based on the same accounting policies as the December 31, 2002 consolidated financial statements except as noted below. The note disclosure requirements for the annual consolidated financial statements provide additional disclosure to that required for the interim consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Trust's 2002 annual report.

         GOODWILL

         Under the terms of section 1581 of the CICA Handbook, goodwill must be recorded upon a corporate acquisition when the total purchase price exceeds the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually. Impairment is determined based on the fair value of the reporting entity (the Consolidated Trust) compared to the book value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the book value.

2.       ACQUISITION OF KEYWEST ENERGY CORPORATION

         Effective February 26, 2003, a subsidiary of the Trust acquired 100% of the outstanding shares of KeyWest Energy Corporation ("KeyWest") through a plan of arrangement under which the Trust acquired all the outstanding shares of KeyWest in exchange for consideration of $66.0 million in cash and the issuance of 24.9 million Trust Units for a total purchase price before the assumption of debt and acquisition costs of $241.9 million. The acquisition was accounted for using the purchase method. The Trust has recorded the assets and liabilities acquired based on their fair values. The excess of the purchase price over the fair values of the identifiable net assets of $74.0 million has been allocated to goodwill.

         The determination of the purchase price of the acquisition and allocation to the net assets and liabilities of the acquired company are estimated as follows:

                                                                                    (000S)
         ----------------------------------------------------------------------------------
         Value of Viking Trust Units issued                                     $  175,931
         Cash consideration                                                         66,000
         ----------------------------------------------------------------------------------
         Purchase Price                                                            241,931
         ----------------------------------------------------------------------------------
         Debt Assumed                                                               77,639
         February distributions related to units issued on acquisition               2,738
         Related expenses and fees                                                   3,943
         ----------------------------------------------------------------------------------
         Total Purchase Price                                                   $  326,251
         ----------------------------------------------------------------------------------

         Purchase price allocation:
         ----------------------------------------------------------------------------------
         Net working capital deficit                                            $   (1,360)
         Future site restoration                                                    (2,230)
         Future income taxes                                                       (64,147)
         Goodwill                                                                   73,988
         Capital assets                                                            320,000
         ----------------------------------------------------------------------------------
         Total Purchase Price                                                   $  326,251
         ==================================================================================

         Management is still completing its review of the property, plant and equipment acquired through this business acquisition, therefore the purchase price equation is subject to change based on the final determination of assets and liabilities acquired.

3.       PROPERTY ACQUISITION

         Effective May 15, 2003, the Trust acquired a package of properties of which the principal producing property is the Alexis Unit which produces mainly from the Banff pool for total cash consideration of $24,177,000.

4.       BANK LOAN

         As a result of the completion of the KeyWest acquisition, the Trust's revolving borrowing limit was increased to $210.0 million and the operating line was increased to $15.0 million, for a total borrowing limit of $225.0 million. The Trust's credit facilities have been renewed to June 20, 2004, with the same terms as described in the notes to the consolidated financial statements for the year ended December 31, 2002.

5.       UNITHOLDERS' CAPITAL

         AUTHORIZED
         Unlimited number of Trust Units
         ISSUED                                    NO. OF UNITS (000'S)            (000'S)
         ----------------------------------------------------------------------------------
         Balance, December 31, 2002                             54,715          $ 424,734
         Units issued with respect to KeyWest Acquisition       24,888            175,931
         Issue of Convertible Debentures (Note 8)                   --             75,000
         Less: Issue Costs                                          --             (3,370)
         Units issued - Internalization of the Manager             639              4,466
         Distribution Reinvestment Plan                            296              1,866
         Employee options                                          189              1,140
         Debenture Conversion (a) (Note 8)                          97                 --
         Trust Unit Public Offering May 29, 2003                 8,000             50,400
         Less: Issue Costs                                          --             (2,687)
         ----------------------------------------------------------------------------------
         Balance, June 30, 2003                                 88,824          $ 727,480
         ==================================================================================

         (a) For the six months ending June 30, 2003, 702 debentures were converted which resulted in the issuance of 96,825 Trust Units.

         The Unit Option Plan allows for the exercise price of the options to be reduced in future periods by a portion of the future distributions (the "ratchet-down feature"). The Trust has determined that amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future Trust Unit prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the options granted under the plan.

         Compensation cost for pro-forma disclosure is therefore determined using the excess of the Unit price over the exercise price for options issued since January 1, 2002 as at the date of the consolidated financial statements. For the three months ended and six months ended June 30, 2003, net income would be reduced by $72,847 and $41,598 (2002
         - $79,000 and $79,000) respectively.

         The options have ten-year terms with expiry dates of August 2009 through April 2013. The weighted average remaining contract term of the options at June 30, 2003 is 8.2 years. The exercise price of the options outstanding at June 30, 2003 ranged from $6.10 to $8.55. The number of Units and exercise prices of options are detailed in the table below:

         (000'S - EXCEPT PER UNIT AMOUNTS)
         ----------------------------------------------------------------------------------------------------------------------
                                                                  SIX MONTHS ENDED JUNE 30          THREE MONTHS ENDED JUNE 30
         ----------------------------------------------------------------------------------------------------------------------
                                                                   Unit   Weighted Average            Unit    Weighted Average
                                                                Options     Exercise Price         Options      Exercise Price
         ----------------------------------------------------------------------------------------------------------------------
         Beginning of period                                      3,387   $           7.37           3,355    $           7.37
         Granted                                                    338               6.30             338                6.30
         Exercised                                                 (189)              6.82           (157)                6.82
         Cancelled                                                  (70)              6.30            (70)                6.30
         ----------------------------------------------------------------------------------------------------------------------
         Outstanding before ratchet-down                          3,466               7.31           3,466                7.31
         Ratchet-down reduction                                      --              (0.91)             --               (0.91)
         ----------------------------------------------------------------------------------------------------------------------
         Outstanding, end of period                               3,466   $           6.40           3,466    $           6.40
         ======================================================================================================================

         Exercisable before ratchet-down                          1,536   $           7.53
         Ratchet-down reduction                                      --              (0.98)
         ----------------------------------------------------------------------------------
         Exercisable, end of period after ratchet-down            1,536   $           6.55
         ==================================================================================

RECONCILIATION OF UNITHOLDER DISTRIBUTIONS DECLARED
(000'S EXCEPT PER UNIT AMOUNTS)

                                                                  SIX MONTHS ENDED JUNE 30          THREE MONTHS ENDED JUNE 30
         ----------------------------------------------------------------------------------------------------------------------
                                                                   2003               2002            2003                2002
         ----------------------------------------------------------------------------------------------------------------------
         FUNDS FROM OPERATIONS                             $     61,765       $     32,098    $     31,534       $     17,706
         Contributions to reclamation fund                         (615)              (454)           (345)              (231)
         Convertible debenture interest                          (3,564)                --          (1,924)                --
         ----------------------------------------------------------------------------------------------------------------------
         CASH AVAILABLE FOR DISTRIBUTION                         57,586             31,644          29,265             17,475
         Cash applied to bank loan                               (4,832)            (1,892)          1,660            (1,781)
         ----------------------------------------------------------------------------------------------------------------------
         UNITHOLDER DISTRIBUTIONS (a)                      $     52,754       $     29,752    $     30,925       $     15,694
         ----------------------------------------------------------------------------------------------------------------------
         UNITHOLDER DISTRIBUTIONS, PER UNIT                $       0.70       $       0.56    $       0.36       $       0.29
         ----------------------------------------------------------------------------------------------------------------------
         Number of units outstanding at period end           88,823,915         54,166,636      88,823,915         54,166,636
         ======================================================================================================================

         (a) Unitholder distributions of $2,738,000 for Trust Units issued to KeyWest shareholders were recorded as a cost of the acquisition. Including this amount, total Unitholder distributions are $55,492,000.

7.       RECONCILIATION OF ACCUMULATED UNITHOLDER AND DEBENTUREHOLDER
         DISTRIBUTIONS

                                                                                   (000'S)
         -----------------------------------------------------------------------------------
         BALANCE, DECEMBER 31, 2001                                             $ (176,149)
         Unitholder distributions declared                                         (62,475)
         -----------------------------------------------------------------------------------
         BALANCE, DECEMBER 31, 2002                                               (238,624)
         Unitholder distributions declared                                         (52,754)
         Debentureholder interest (Note 8)                                          (3,565)
         -----------------------------------------------------------------------------------
         BALANCE, JUNE 30, 2003                                                 $ (294,943)
         ===================================================================================

8.       CONVERTIBLE DEBENTURES

         On January 15, 2003, the Trust issued $75 million of 10.5% convertible unsecured subordinated debentures (the "Convertible Debentures"). Each Convertible Debenture has a $1,000 face value and is convertible into Trust Units at the holder's option at a conversion price of $7.25 per Trust Unit plus accrued and unpaid interest. The maturity date of the Convertible Debentures is January 31, 2008. The Convertible Debentures pay interest semi-annually on January 31 and July 31 with the first interest payment occurring on July 31, 2003. As a result of the Trust's option to settle the obligation in Trust Units, the Convertible Debentures are treated as Unitholders' Capital. The net proceeds from the Convertible Debentures were $71.6 million after underwriter fees of $3.0 million and issue costs of $0.4 million. On June 30, 2003, the quoted market value of the Convertible Debentures was $78,756,000.

9.       NET INCOME PER TRUST UNIT

                                                            SIX MONTHS ENDED JUNE 30            THREE MONTHS ENDED JUNE 30
                                                              2003              2002              2003                2002
         -------------------------------------------------------------------------------------------------------------------------
         Net income
         Basic (a)                                        $   0.46          $   0.22          $   0.23            $   0.14
         Diluted (a)                                      $   0.46          $   0.22          $   0.23            $   0.14
         -------------------------------------------------------------------------------------------------------------------------

         (a) The convertible debentures are anti-dilutive on diluted net income per unit. Therefore the basic calculation amount results in the most dilutive number. Basic and diluted net income per unit amounts are calculated using the weighted average number of Units outstanding for the period, which was 86,008,018 (2002 - Basic: 54,113,403; Diluted: 55,114,379) for
                  the three months ended June 30 and 75,471,702 (2002 - Basic:
                  53,090,286; Diluted: 54,110,472) for the six months ended June 30, 2003.

10.      FUTURE INCOME TAXES

         The future income tax recovery for the three months and six months ended June 30, 2003, has been increased by $8.5 million due to a revision of the future federal and Alberta income tax rates applicable to the Trust.

11.      FINANCIAL INSTRUMENTS

         The Trust uses commodity and foreign exchange swap contracts as well as fixed sales contracts with customers to manage its exposure to price fluctuations related to a portion of its future commodity sales. The Trust has recognized a hedging loss for the three months ended and six months ended June 30, 2003 of $2,372,000 (2002 - loss of $956,000) and
         $9,961,000 (2002 - income of $1,167,000) respectively. These amounts are included in oil and natural gas revenue.

         The Trust also has power hedging contracts to manage its exposure to increasing power costs, which resulted in hedging income of $45,162 for the three months ended June 30, 2003 (2002 - $31,000) and $232,377 for the six months ended June 30, 2003 (2002 - loss of $26,000). Power hedging gains and losses are included in operating expenses.

         The oil swap contracts are based on the monthly NYMEX WTI oil price, gas swaps are settled on the monthly AECO price in Canadian funds, and the foreign exchange swaps are based on the monthly Canadian currency exchange rate to calculate the floating Canadian prices.

         At June 30, 2003 the Trust had the following swap contracts in place, which are settled on a monthly basis:

         COMMODITY                                  QUANTITY                        PERIOD                            PRICE
         -------------------------------------------------------------------------------------------------------------------
         2003:
         -------------------------------------------------------------------------------------------------------------------
         Crude Oil Financial Swaps                 500 bbl/d          Jul. 1/03-Dec. 31/03                    $24.38 US/bbl

         Crude Oil Collars                       2,500 bbl/d         Jul. 1/03-Sept. 30/03              Floor $24.00 US/bbl
                                                                                                      Ceiling $27.70 US/bbl

                                                   500 bbl/d          Oct. 1/03-Dec. 31/03              Floor $20.00 US/bbl
                                                                                                      Ceiling $25.00 US/bbl



                                                 3,500 bbl/d          Jul. 1/03-Dec. 31/03          2nd Floor $19.16 US/bbl
                                                                                                    1st Floor $23.14 US/bbl
                                                                                                      Ceiling $28.13 US/bbl


         Foreign Exchange                       $45,190 US/d          Jul. 1/03-Dec. 31/03                      $1.5867 CDN

         Natural Gas Swaps -
             Financial                           4,741 Mcf/d          Jul. 1/03-Oct. 31/03                       $4.38 /Mcf
             Physical                            5,380 Mcf/d          Jul. 1/03-Dec. 31/03                       $6.91 /Mcf
             Physical 50% participating          2,530 Mcf/d          Jul. 1/03-Dec. 31/03                       $5.82 /Mcf

         Natural Gas - collars                   5,380 Mcf/d          Jul. 1/03-Dec. 31/03                 Floor $4.76 /Mcf
                                                                                                         Ceiling $6.41 /Mcf

                                                 3,798 Mcf/d          Jul. 1/03-Dec. 31/03              2nd Floor $4.31/Mcf
                                                                                                        1st Floor $5.05/Mcf
                                                                                                          Ceiling $8.24/Mcf

         Power Swap                           2 megawatts/hr          Jul. 1/03-Dec. 31/03                       $40.60/Mwh

         Heat Swap                            5 megawatts/hr          Jul. 1/03-Dec. 31/03                       8.2 GJ/Mwh
         -------------------------------------------------------------------------------------------------------------------
         2004:
         -------------------------------------------------------------------------------------------------------------------
         Crude Oil Collars                       1,000 bbl/d          Jan. 1/04-Jun. 30/04         2nd Floor  $21.50 US/bbl
                                                                                                    1st Floor $24.50 US/bbl
                                                                                                      Ceiling $31.10 US/bbl
         Natural Gas Swaps -
             Physical
             Physical Participating              1,896 Mcf/d          Jan. 1/04-Mar. 31/04                       $7.09 /Mcf
                                                 1,896 Mcf/d          Jan. 1/04-Mar. 31/04                       $7.02 /Mcf
         Natural Gas collars                     1,896 Mcf/d           Jan. 1/04-Nov. 1/04              2nd Floor $5.27/Mcf
                                                                                                        1st Floor $6.33/Mcf
                                                                                                          Ceiling $7.65/Mcf
         Heat Swap                            5 megawatts/hr          Jan. 1/04-Dec. 31/04                       8.2 GJ/Mwh

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 89,257,337 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5 per-cent convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".


For further information contact:


A. Kirk Purdy                           Viking Energy Royalty Trust
President and CEO                       Suite 400, 330-5th Avenue S.W.
                                        Calgary, Alberta, T2P 0L4
Wayne King
Executive Vice-President and CFO
                                        Ph:  (403) 268-3175
     or                                 Toll Free:  1-877-292-2527

Diane Phillips                          Email: vikingin@viking-roy.com
Investor Relations



     To find out more about Viking Energy Royalty Trust visit our website at
                              www.vikingenergy.com